DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

February 23, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-23-2007

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 21, 2006

Dear Ms. Dropkin:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Citigroup by William Steiner. We also have received letters on the proponent's behalf dated December 27, 2006, January 29, 2007, and January 30, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

07045831

citigroup

RECEIVED

2006 DEC 27 AM 9: 03

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

December 21, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by William Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by William Steiner (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 17, 2007 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(f) and Rule 14a-8(i)(3) promulgated under the Exchange Act.

Rule 14a-8(f) provides that a proposal may be excluded if a proponent fails to follow one of the eligibility or procedural requirements.

Rule 14a-8(i)(3) provides that a proposal may be omitted if the proposal or supporting statement "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2007.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: John Chevedden
William Steiner

Encls.

G:\425_Legal\Corp Governance\Annual Meeting\Annual Meeting 2007\Proposals\SEC cover ltr- Steiner.DOC

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation (the "Company"), intends to exclude the stockholder proposal and supporting statement (together the "Proposal," a copy of which, along with a cover letter to the Proposal, are annexed hereto as Exhibit A) submitted by Mr. William Steiner (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2007 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 17, 2007.

The Company believes that it may exclude the Proposal from the 2007 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), and pursuant to Rule 14a-8(i)(3) under the Act.

Rule 14a-8(f) provides that a proposal may be excluded if a proponent fails to "follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of" the Rule. Rule 14a-8(b)—Question 2 of Rule 14a-8—sets forth the requirement that a proponent demonstrate to the company to which it is submitting a proposal that the proponent is eligible to submit that proposal.

Rule 14a-8(i)(3) provides that a proposal may be excluded if the proposal or any statement in support thereof "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

I. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPONENT HAS FAILED TO PROVIDE THE COMPANY WITH THE REQURIED DOCUMENTATION DEMONSTRATING HIS OWNERSHIP OF COMPANY STOCK.

Rule 14a-8(b)(2) requires a proponent to prove that proponent's eligibility to submit a stockholder proposal to a company by submitting "to the company a written statement from the 'record' holder of [the proponent's] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [its] proposal, [the proponent] continuously held the securities for at least one year."

Because the letter enclosing the Proposal did not contain the evidence of ownership required by Rule 14a-8(b)(2), the Company sent Mr. Steiner a letter (the "Notice," annexed hereto as Exhibit B) noting this deficiency. This Notice was sent to Mr. Steiner within 14 days of the Company's receipt of the Proposal, contained information describing the requirements of Rule 14a-8(b), and informed Mr. Steiner that he must provide to the Company the required written statement from the record holder of his securities within 14 days of his receipt of the Notice. The UPS shipment receipt and tracking information (annexed hereto as Exhibit C) records that Mr. Steiner received the Notice on November 17, 2006.

On December 8, 2006, Citigroup received a response from Mr. Steiner (the "Response," annexed hereto as Exhibit D). The Response is dated December 8, 2006, 21 calendar days after Mr. Steiner received the Notice. Rule 14a-8(f)(1) provides that "the company may exclude [a] proposal" if it has notified the proponent of the problem and the "proponent fail[s] adequately to correct it." Under that Rule, to adequately correct the problem, a response from a proponent "must be postmarked, or transmitted electronically, no later than 14 days from the date [the proponent] received the company's notification." Because the Response is dated 21 calendar days after Mr. Steiner received the Notice, Mr. Steiner failed to provide the Company with the required documentation demonstrating his ownership of Company stock in compliance with the requirements of Rule 14a-8. The failure to comply with the requirements of Rule 14a-8 has been accepted by the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") as a sufficient basis to exclude a proposal under Rule 14a-8 in numerous circumstances, including, for example, *International Business Machines Corporation* (November 16, 2006), *The Proctor & Gamble Company* (June 6, 2006), and *H.J. Heinz Company* (May 23, 2006).

II. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AND THUS CONTRARY TO RULE 14a-9 UNDER THE ACT.

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 under the Act provides that

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

In the Division of Corporation Finance Staff Legal Bulletin No. 14B ("Legal Bulletin 14B"), dated September 15, 2004, the Division of Corporation Finance provided "guidance on issues that arise commonly under rule 14a-8." The Division of Corporation Finance issued Legal Bulletin 14B because it observed that "the process for company objections [under Rule 14a-8(i)(3)] and the staff's consideration of those objections [had] evolve[d] well beyond its original intent" and thus it did "not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected." Legal Bulletin 14B, then, lists a number of circumstances that would *not* be appropriate for companies to exclude proposals in reliance on Rule 14a-8(i). At the same time as attempting to carve back the role of Rule 14a-8(i)(3), the Division of Corporation Finance noted that:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be

appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. The Staff has previously allowed the exclusion of a proposal drafted in such a way so that it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's Board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposals." *Exxon Corporation* (January 29, 1992); *see also Philadelphia Electric Company* (July 30, 1992) (stating that a proposal may be excluded if the proposal "is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). Here, the Proposal requests that the board of directors (the "Board") of the Company amend the bylaws of the Company "to give holders of at least *10% to 25%* of the outstanding common stock the power to call a special shareholder meeting." Emphasis added. Rather than specifying a specific percentage, the Proposal sets forth a broad range of percentages that may be used as the floor for the aggregate stockholder power necessary to call a special meeting. Thus, the stockholders of the Company have no way of knowing what specific percentage the Board might select in amending the bylaws should the Proposal be adopted. Similarly, the Board will not have specific guidance from the stockholders, should the Proposal receive sufficient support to suggest to the Board that shareholders strongly supported adoption of the Proposal, in determining what the stockholders intended. The variance between a 10% floor and 25% floor is considerable and the percentage ultimately decided upon by the Board, should the Proposal be adopted, may be quite different than that envisioned by a majority of the stockholders voting in favor of the Proposal. As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *The New York City Employees' Retirement System v. Brunswick Corporation*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also International Business Machines Corporation* (February 2, 2005). By the sheer breadth of the range of percentages that the Proposal refers to and the concomitant varying availability of the new stockholder right that may be granted by the amendment to the bylaws should the Proposal be adopted and the Board act on the request, the stockholders of the Company simply cannot "know precisely the breadth of the proposal on which they are asked to vote." To this, we note that although the Proposal cites to a stockholder proposal voted upon at the 2006 annual meeting of stockholders of JPMorgan Chase & Co., the proposal voted upon at that meeting was definite; specifically it was a proposal to "urge the board of directors to amend the bylaws to give holders of at least 25% of the outstanding common stock the power to call a special meeting of shareholders."

Moreover, the Proposal does not provide a method by which the Board should select a floor within the range of percentages included within the Proposal. Should the Board set a definitive number? Should the Board retain discretion to allow stockholders holding less than 25% of the Company's outstanding common shares to call a special meeting? May the Board set a floor below 10%? Because the Proposal does not provide guidance on how the Board should proceed should the Proposal be adopted, the Proposal may be excluded under Rule 14a-8(i)(3). *General Electric Company* (January 23, 2003) (proposal to put a cap on "salaries and benefits" on company's officers and directors excluded under Rule 14a-8(i)(3) as vague and indefinite where proposal "failed to provide guidance on how it should be implemented").

For these reasons, we believe the Proposal is vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Act. *See International Business Machines Corporation* (February 2, 2005) (proposal that "officers and directors responsible" for IBM's reduced dividend payment have "their pay reduced to the level prevailing in 1993" excluded under Rule 14a-8(i)(3) as vague and indefinite); *The Ryland Group, Inc.* (January 19, 2005) (proposal that the company "prepare a sustainability report" excluded under Rule 14a-8(i)(3) as vague and indefinite); *Peoples Energy Corporation* (October 19, 2004) (proposal to amend a corporation's charter documents to prohibit indemnification of directors and officers for personal liability resulting from "gross negligence or 'reckless neglect'" excluded under Rule 14a-8(i)(3) as vague and indefinite where the company had noted that the proposal's language "could very well cause the Company to implement it in such a manner as to be contrary to that which the Proponent intended or the shareholders believed would occur"); *Puget Energy, Inc.* (December 21, 2001) (proposal requesting that "the board take the necessary steps to implement a policy of improved corporate governance" excluded under Rule 14a-8(i)(3) as vague and indefinite where the company noted that "shareholders may not know precisely what they are voting for or against"); *McDonald's Corporation* (March 13, 2001) (proposal that company "commit itself to full implementation of" certain human rights standards excluded under Rule 14a-8(i)(3) as vague and indefinite where the proposal relied on reference to the standards, and did not set forth the full text of the standards).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f), and Rule 14a-8(i)(3).

Exhibit A

[Rule 14a-8 Proposal, November 10, 2006]
3 – Special Shareholder Meetings

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% to 25% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states (though not Delaware, where our company is incorporated) provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, a 10% to 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity, Vanguard, American Century and Massachusetts Financial Services are among the mutual fund companies supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the Connecticut Retirement Plans, the New York City Employees Retirement System and the Los Angeles County Employees Retirement Association, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

Special Shareholder Meetings
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;

citigroup

Exhibit B

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600

November 16, 2006

Mr. William Steiner
112 Abbotsford Gate
Piermont, NY 10968

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2007.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Exhibit C

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Exhibit D

DJF
DISCOUNT BROKERS

Date: 8 Dec 2006

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1660 shares of Citigroup Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/10/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-8-06 # of pages ▶
To Shelley Dropkin	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 212-793-0072 -7600	Fax #

RECEIVED

DEC 0 8 2006

SHELLEY DROPKIN

cc: KC
PFT

[redacted]

From: CFLETTERS
Sent: Thursday, December 28, 2006 8:47 AM
To: [redacted]
Cc:
Subject: FW: Citigroup Inc. (C) Shareholder Position on Company No-Action Request

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 27, 2006 11:44 PM
To: CFLETTERS
Cc: Shelley Dropkin
Subject: Citigroup Inc. (C) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Citigroup Inc. (C)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Special Shareholder Meetings William Steiner

Ladies and Gentlemen:

This is an initial response to the company December 21, 2006 no action request.

The company methodology on asking for a broker letter regarding this rule
14a-8 proposal looks suspicious. Apparently the company ignored the request in the cover letter to forward [3]all future communication[2] to the undersigned. This was further facilitated by the cover letter providing an email address. Yet when the company purportedly asked for a broker letter it forwarded a package to a mere [3]FRONT DOOR [no street address][2] in Mr.
Steiner[1]s hometown according to the company provided evidence. There is no evidence of a signature. Also the evidence the company provided showed only
5 lines of text regarding the specifications of the broker letter that it demanded.

The undersigned never saw a request for a broker letter and is not listed for a copy according to the evidence provided by the company. On the other hand, when the company submitted its no action request it included the undersigned in the distribution for some reason inconsistent with omitting the undersigned on its request for a broker letter.

The following is the text of the rule 14a-8 cover letter that the company suspiciously omitted from its no action request:

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Charles O. Prince
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

Rule 14a-8 Proposal Dear Mr. Prince,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

/s/ 10/12/06
William Steiner Date

cc: Michael S. Helfer
Corporate Secretary
PH: 212-559-9788
FX: 212-793-0072
Shelley Dropkin
T: 212-793-7396
F: 212-793-7600

The above letter clearly requests that ³all future communication² be forwarded to the undersigned and provides the added convenience of an email address.

In any event a valid broker letter was forwarded to the company on December 8, 2006 simply because the undersigned noticed that it was due at approximately this time. The company failed to note that the broker letter was not directly forwarded by Mr. Steiner and even states otherwise with ³received a response from Mr. Steiner.²

The company claims that it is unable to understand this simple text:
"RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting."

The result of the company argument would appear to be that a percentage-range cannot be used in a rule 14a-8 proposal. Because if a range is specified a discrete point within the range must also be specified contradicting the entire point of giving the company the flexibility of a range.

For the above reasons (including the suspicious and incomplete methodology used to ask for a broker letter) it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Shelley Dropkin

[redacted]

From: CFLETTERS
Sent: Tuesday, January 30, 2007 9:08 AM
To: [redacted]
Cc:
Subject: FW: Citigroup Inc. (C) #2 Shareholder Position on Company No-Action Request (William Steiner)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 30, 2007 1:22 AM
To: CFLETTERS
Cc: Shelley Dropkin
Subject: Citigroup Inc. (C) #2 Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Citigroup Inc. (C)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Special Shareholder Meetings William Steiner

Ladies and Gentlemen:

This is a second response to the company December 21, 2006 no action request.

In regard to the company argument that this rule 14a-8 proposal is impermissibly indefinite, Bank of America just adopted a bylaw for shareholders to call a special meeting after receiving an identical-text rule 14a-8 proposal by Ray T. Chevedden. The source is: Form 8-K for BANK OF AMERICA CORP /DE/ 24-Jan-2007.

1) The Rule 14a-8 proposal submitted to Bank of America states:
3 Special Shareholder Meetings RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

2) The Rule 14a-8 proposal submitted to Citigroup has the same text:
3 Special Shareholder Meetings RESOLVED, shareholders ask our

board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

3) The summary of the Bank of America Form 8-K response is:
Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
On January 24, 2007, the board of directors (the ³Board²) of Bank of America Corporation (the ³Corporation²), upon the recommendation of the Corporate Governance Committee of the Board, approved and adopted the following amendments to the Corporation¹s Bylaws (³Bylaws²):

€ Article III, Section 2 of the Bylaws was amended to provide that, subject to subsection (b) thereof, a special meeting of stockholders shall be called by the Secretary upon the written request of the record holders of at least twenty-five percent of the outstanding common stock of the Corporation. Business to be conducted at a special meeting may only be brought before the meeting pursuant to the Corporation¹s notice of meeting.

For the above reasons and the reasons in the December 27, 2006 letter to the Staff it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
William Steiner
Shelley Dropkin <dropkins@citigroup.com>

[redacted]

From: CFLETTERS
Sent: Wednesday, January 31, 2007 9:52 AM
To: [redacted]
Cc:
Subject: FW: Citigroup Inc. (C) #3 Shareholder Position on Company No-Action Request (William Steiner)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 31, 2007 12:55 AM
To: CFLETTERS
Cc: Shelley Dropkin
Subject: Citigroup Inc. (C) #3 Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 30, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Citigroup Inc. (C)
3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Special Shareholder Meetings William Steiner

Ladies and Gentlemen:

This is a third response to the company December 21, 2006 no action request.

In regard to the company rule 14a-8(i)(3) argument the Staff Reply Letter in AT&T Inc. (January 18, 2007) said that the Staff was unable to concur that AT&T may exclude a proposal that asks the board to amend the bylaws to allow holders of at least 10% to 25% of outstanding common stock the power to call a special meeting under rule 14a-8(i)(3).

For the above reasons and the reasons in the December 27, 2006 and January 29, 2007 letters to the Staff it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
William Steiner
Shelley Dropkin <dropkins@citigroup.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 21, 2006

The proposal asks the board to amend the bylaws to allow holders of at least 10% to 25% of outstanding common stock the power to call a special meeting.

We are unable to concur in your view that Citigroup may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Derek B. Swanson
Attorney-Adviser

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